

Mail Stop 4720

April 4, 2016

<u>Via E-mail</u>
Vijay B. Samant
President and Chief Executive Officer
Vical Incorporated
10390 Pacific Center Court
San Diego, California 92121-4340

      Re: Vical Incorporated
               Preliminary Proxy Statement on Schedule 14A
               Filed March 23, 2016
               File No. 000-21088

Dear Mr. Samant:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Erin K. Jaskot, *for*

                        Suzanne Hayes
                        Assistant Director
                        Office of Healthcare and Insurance

cc: Sean M. Clayton, Esq.
          Cooley LLP